FORMCAP CORP.

FORM 8-K
(Current report filing)

Filed 05/27/10 for the Period Ending 05/18/10

Address	50 WEST LIBERTY STREET SUITE 880 RENO, NV 89501
Telephone	888-777-8777
CIK	0001102709
Symbol	FRMC
SIC Code	7372 – Prepackaged Software
Fiscal Year	12/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : May 18, 2010

FORMCAP CORP.

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

0 - 28847

(Commission File Number)

1006772219

(I. R. S. Employer Identification No.)

50 West Liberty Street, Suite 880, Reno, NV 89501

(Address of principal executive offices, including zip code.)

888-777-8777

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Director and Election of Director

Effective May 18, 2010, Graham Douglas resigned as the President, Treasurer, Secretary and Director and on the same date Terry R. Fields was appointed as the President, Treasurer, Secretary and Director of FormCap Corp.

Mr. Fields, 67, is a graduate of the University of California in Los Angeles (UCLA) having received his Bachelor of Science Degree in 1965.

He attended Loyola University School of Law in Los Angeles where he was Student Body President and earned the Alumni Award and the American Bar Association Silver Key Award for Excellence. He obtained his Doctorate of Law Degree (J.D.) in 1968.

Mr. Fields was admitted to the California State Bar in 1969 and thereafter has practiced law for forty years. He engaged in trial law for fifteen years, subsequently engaging in Business and Corporate Law with emphasis on finance both domestic and international while living in Europe from 1995 to 2000.

From 1985 to the present, Mr. Fields has been President and Director of ten public companies in the United States and Canada, mostly in the resource area. He was President of High Desert Mineral Resources from 1985 until 2000 when it was sold to Royal Gold Corporation for over $25 million.

At present, Mr. Fields is a Director on the Board of, Advanced ID Corp (AIDO BB), and President and Director of First Pursuit Ventures Ltd.(FPVH) and Daulton Capital Corp.(DUCP BB).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FormCap Corp.

By: /s/ Terry R. Fields

        Terry R. Fields
President and Director

May 27, 2010